United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale updates on freezing of funds

Rio de Janeiro, March 25th, 2019 — Vale S.A. (“Vale”) informs on the decision by the Court of Barão de Cocais on March 25th, 2019, regarding the request for a preliminary injunction within the scope of the Public Civil Action 5000045-50.2019.8.13.0054 proposed by the Public Prosecution Office of the State of Minas Gerais and the Public Defender’s Office of the State of Minas Gerais, that determined the freezing of Vale’s funds on the amount of R$ 2.950.000.000, aiming to ensure the reimbursements of any potential losses suffered by the people affected by removal that occurred or that may occur in relation to Sul Superior dam, of the Gongo Soco mine, in Barão de Cocais.

Vale was not formally notified of the decision and will take the appropriate measures in due course.

Additionally, Vale informs on the decision by the judge on duty of the Court of Belo Horizonte on March 24th, 2019, regarding the request for a preliminary injunction within the scope of the Public Civil Action 5013909-51.2019.8.13.0024 proposed by the Public Prosecution Office of the State of Minas Gerais, that determined the company to present a report issued by an independent technical auditing firm on the stability condition of the Sul Superior structure, in Gongo Soco mine, as well as to prepare an action plan to be submitted for approval by ANM (Agência Nacional de Mineração) and SEMAD (Secretaria de Estado de Meio Ambiente e Desenvolvimento Sustentável), to adopt other measures aiming to ensure the stability and safety of the structure and also to abstain from carrying on any activity that might increase the dam risk. The judge on duty refused to grant the request for freezing of Vale’s funds on the amount of R$120.000.000 to cover for the cost of the technical auditing of the structures included in the Public Civil Action.

Vale was formally notified of the decision and will take the appropriate measures in due course.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Samir Bassil: samir.bassil@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Clarissa Couri: clarissa.couri@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: March 25, 2019		Director of Investor Relations